Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File no. 1-31272)

Press Release
03.16.2007

Annual Shareholders’ Meeting 2007

Presentation by José Ignacio Goirigolzarri,
Chief Operating Officer of BBVA

2007 is a year to mark differences
and to continue to generate profitable
growth in the future

➢	“BBVA closed another excellent fiscal year in 2006 with record profits, solid fundamentals and an expansion plan with a strategic focus”

➢	“Results were defined by a strong increase in revenues due to increased volume of business, excellent management of efficiency and of risks and by significant growth in all areas of activity”

➢	“This wager by the Group’s management allowed a 24.4% increase to €4.736 million of net attributable profit compared to 2005, and a return on equity (ROE) of 37.6%”

➢	“The Group earned €2.962 million through the sale of shares, but it invested €10.500 million in the acquisitions of three American banks and in the entry into Citic Group”

➢	“Retail Banking in Spain and Portugal put the focus of its activity in consolidating the strong increase of activity, in segmentation and in advances in the knowledge of the client”

➢	“The principal achievements of Wholesale Business were the maintenance of solid business increases and the strong internationalization of the franchise”

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➢	“The highlights of activity in South America were the advance in bancarization and the development of all the Bank’s franchises in the region”

➢

“The key management factors in Mexico were the important development of all the business areas in which the Bank operates, the improvements in efficiency and commercial productivity and an excellent credit rating”

➢	BBVA has become the nineteenth ranked bank in the United States

José Ignacio Goirigolzarri, Chief Operating Officer of BBVA, affirmed today during his presentation at the Annual Shareholders’ Meeting, that, for BBVA, “2007 will be a year to mark differences in increased volume of business and in differentiation, to achieve new advances in efficiency and to take advantage of the two great growth opportunities represented by the United States and Asia; in short, to continue to generate profitable growth in the future.” After explaining in detail the Group’s 2006 results, he stated: “BBVA has closed another excellent fiscal year, with record profits, solid fundamentals and an expansion plan with a clear strategic focus”.

The Chief Operating Officer of BBVA began his presentation to the shareholders highlighting the principal milestones that defined the results of the Group in 2006:

  strong increase in profits due to increased volume of business excellent management of efficiency and of risks
  significant growth of all business areas
  significant strategic operations.

With regard to the first factor, the volume of business increased by 13.5% to reach €546.614 million, and made possible a 21% increase in ordinary margin. The Group’s efficiency improved by 4.1 points and was placed at 42.6%, while non-performing loan ratio fell to 0.83% after decreasing in 11 basic points. Also, coverage rose to 272.8%.

The increase in revenues and the positive behavior of efficiency and risk management was translated into an increase of 24.4% of net attributable profit to €4.736 million, and in an increase in return on equity (ROE) of 37.6%.

José Ignacio Goirigolzarri emphasized that the increase of net attributable profit was consistent in all business areas, with increases over 20% in the principal items of the financial results.

He also explained that 2006 was an fiscal year marked by strategic operations. The Group earned €2.962 million through the sale of shares, but it invested €10.500 million in the acquisition of three American banks (Regional Texas, State National and Compass) and in the acquisition of shareholdings in two branches of the Chinese Citic Group. In addition, to reinforce its capital ratios after these acquisitions, the Bank realized a capital increase of €3.000 million.

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Retail Banking growth

Next, BBVA’s Chief Operating Officer began to analyze in detail the evolution of the different business areas of the Group in 2006.

Retail Banking in Spain and Portugal obtained a net attributable profit of €1.498 million, a 13.8% increase over the previous year, and ROE of 35.6%.

According to José Ignacio Goirigolzarri, there were four key factors to these results:

  the consolidation of strong business growth
  an excellent price policy
  the segmentation and the advances in the knowledge of the client it improves in the efficiency for the simplification of structures.

Internationalization of Wholesale Banking

The area of Wholesale Business registered magnificent results: ordinary revenues grew by 26.1%; the ratio of efficiency improved 3.4 points to 25.2%; net attributable profit increased 47% to €1.282 million, and ROE reached 31.8%.

The principal milestones of the area during the past year were:

  maintenance of solid business growth
  strong internationalization of the franchise, both in large companies and in non- resident companies use of our capacities of distribution and of generation
  excellent improvements in efficiency.

Bancarization in South America

The Group’s third large business area of the Group, South America, also experienced a very positive evolution thanks to three fundamental factors:

  the favorable macroeconomic environment of the Region
  the big advance of bancarization pushed by BBVA which was reflected in strong increases in business volume and in the reception of 1.7 million clients throughout the year the development of all of the Bank’s franchises in the area.

South America obtained a net attributable profit of €509 million, a 37% increase over 2005 based on a revenues increase of 29% and improvements to efficiency in three basic points. ROE for the area was 31.8%.

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Mexico improves productivity

Mexico is the Group’s fourth large area of activity. As José Ignacio Goirigolzarri explained, last year, the key factors of management in the country were the following:

  significant development of all of the business areas in which the Bank operates strong push for bancarization
  improvements in efficiency and commercial productivity
  excellent credit quality.

BBVA’s net attributable profit in Mexico increased by 29.5% to €1.711 million and ROE increased to 50.4% . In 2006, the Bank expanded its client base 1.9 million, this amount reaches 4.1 million for the past two fiscal years.

Finally, BBVA’s Chief Operating Officer dealt with BBVA’s project in the United States, where the Group has invested approximately €10.3 million in acquiring four banks: Laredo National Bank, Texas Regional, State National Bank and, most recently, Compass Bank. This last acquisition will close at the end of the current year or at the beginning of next year.

First local bank in Texas

Following these acquisitions, BBVA will become the first regional bank in Texas with US$46 million in loans, 14,132 employees and 667 offices. “”BBVA becomes the nineteenth ranked bank in the United States”, affirmed Goirigolzarri.

“Finally, BBVA closed another excellent fiscal year in 2006 with record profits, solid fundamentals and an expansion plan with a strategic focus”, he assured.

José Ignacio Goirigolzarri concluded his presentation indicating that “for BBVA, 2007 is a year to make a difference through increased volume of business and differentiation through innovation; to achieve new advances in efficiency, supported by change and to take advantage of the two great growth opportunities represented by the United States and Asia, which are, at the same time, two big challenges. In short, to continue to generate profitable growth in the future.”

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

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Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be

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participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on July 7, 2006, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.